Mail Stop 4561

November 20, 2007

<u>Via U.S. Mail and Facsimile 609.683.1523</u>

Mr. James A. Mehling
Vice President and Chief Operating Officer
Mount Lucas Management Corporation
47 Hulfish Street
Suite 510
Princeton, NJ 08542

   Re: MLM Index Fund
     Form 10-K for the year ended December 31, 2006
     File No. 000-49767

Dear Mr. Mehling:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Affirmation of the Commodity Pool Operator, page F2

1.   We note the affirmation of Mr. Timothy Rodderow, President, with respect to the financial statements of MLM Index Fund. Please confirm to us that Mr. Rodderrow has signed such affirmation, as the version per EDGAR does not indicate such. Please amend you filing accordingly.

Report of Independent Registered Public Accounting Firm, page F4

2.   We note the opinion on your financial statements for the years ended December 31, 2006 and 2005 from your current independent registered accounting firm, Grant Thornton LLP, included within your filing. Please amend your filing to also include the opinion of your predecessor audit firm, Ernst & Young, LLP, on your financial statements for the year ended December 31, 2004, in addition to the consent of Ernst & Young, LLP already included. Your filing should include an audit opinion for all periods in which financial statements are included.

Exhibits 31.1 and 31.2

3.   We note that you have made certain modifications to the exact form of the required certifications including modifying the portion of the Exchange Act Rules that define disclosure controls and procedures, "defined in Exchange Act Rules 13a-15(e) and 15d-15(e)" as well as modification of the language "the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d). Please discontinue the use of these and other modifications in future filings as certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Accounting Branch Chief